ELEMENTAL ROYALTY DECLARES MAIDEN MARCH DIVIDEND AND DIVIDEND ELECTION
ALTERNATIVE FOR TETHER GOLD XAUT TOKENS

March 20, 2026 - Denver, Colorado: Elemental Royalty Corporation (TSXV: ELE) (NASDAQ: ELE) ("Elemental" or the "Company") is pleased to announce that its Board of Directors has declared the maiden dividend (the "Dividend") of US$0.03 per common share in the capital of the Company (each, a "Common Share"), with the intention to declare subsequent dividends at the end of each fiscal quarter, aggregating to US$0.12 per Common Share for the 2026 fiscal year.

The Dividend will be paid to holders of record of Common Shares as of the close of business (4:30pm Eastern Time) on March 31, 2026 (the "March Record Date", and each subsequent record date, a "Record Date"), and will be distributed on or about April 15, 2026 (the "April Payment Date", and each subsequent payment date, a "Payment Date"). The Dividend qualifies as an "eligible dividend" for Canadian income tax purposes. The declaration, timing, amount and payment of future dividends remain at the discretion of the board of directors of the Company.

Elemental is also pleased to announce a dividend election alternative (the "Dividend Election Alternative") under which duly qualified registered holders of Common Shares ("Registered Shareholders") may elect to have cash dividends otherwise payable to them, net of applicable of expenses and withholding taxes, delivered in Tether Gold XAU₮ tokens ("XAU₮" or the "Tether Gold Tokens").

In connection with this Dividend and any subsequent dividends, duly qualified registered holders of Common Shares will be able to make an election (an "Election") under the Dividend Election Alternative. A summary of the eligibility criteria for participation in, and details of the administration of, the Dividend Election Alternative are set out in this press release and the election form attached hereto as a schedule. Reference should also be made to the Company's website at https://elementalroyalty.com/investors/dividend/ for a more detailed description of the Dividend Election Alternative, including associated risk factors (the "Dividend Election Document"). Shareholders are encouraged to review the Dividend Election Document carefully before making an Election.

David M. Cole, Chief Executive Officer of Elemental Royalty, commented: "This dividend policy marks an historic milestone for Elemental, representing the world's first 'dividend in kind' to be distributed in Tether Gold (XAU₮) tokens. As innovators in this space, we are proud to offer shareholders a modern, practical mechanism for receiving gold-denominated investment returns, thereby combining digital asset efficiency with exposure to the enduring value of physical gold through the royalty model."

Eligibility to Participate

Only registered institutional holders of Common Shares - being institutional shareholders whose Common Shares are registered in their own names on the register maintained by the Company's transfer agent, and not in the name of a broker or other intermediary - will be eligible to participate in the Dividend Election Alternative. Beneficial holders of common shares will not be recognized as Registered Shareholders for the purposes of making an Election.

Registered Shareholders must have a digital wallet on the Ethereum Mainnet (and not on any other blockchain, including not on any blockchain that is only EVM-compatible) that provides the necessary support for holding Tether Gold Tokens (which should be confirmed with the wallet provider) to participate in the Dividend Election Alternative.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

While the Company intends to seek to expand the scope of the Dividend Election Alternative, for the Company's inaugural dividend and, unless otherwise determined by the Company, for subsequent dividends, participation in the Dividend Election Alternative will be limited to qualifying institutional registered holders of Common Shares who are otherwise legally permitted to receive Tether Gold Tokens and who satisfy the requirements set out in the Dividend Election Document and attached election form (the "Election Form").

Participation in the Dividend Election Alternative will remain subject to applicable law, including laws relating to anti-money laundering, anti-terrorist financing, sanctions, and other legal or regulatory requirements in the relevant jurisdiction. The Company reserves the right to reject any Election or decline delivery of Tether Gold Tokens where the Company determines, in its sole discretion, that participation or delivery would not be lawful or would expose the Company to legal or regulatory risk.

Process to Elect

Registered Shareholders wishing to participate in the Dividend Election Alternative ("Electing Participants") must properly elect in writing to have their dividends delivered in Tether Gold Tokens by completing and signing the attached Election Form. The Election Form must be delivered to the Company in Vancouver, British Columbia, by no later than three business days prior to the applicable Record Date. For the First Dividend, properly completed and signed election forms must be received by the Company no later than March 26, 2026.

If an Election is not properly completed and received by the applicable deadline, or if the shareholder does not satisfy the applicable participation criteria as of the relevant Record Date, the shareholder will receive its dividend in cash, subject to applicable withholding taxes.

To make a valid Election, a participating shareholder will be required to provide, among other things:

  its name,
  the number of Common Shares in respect of which the Election is made, certificate number and/or DRS identifier, and
  a valid wallet address capable of receiving Tether Gold Tokens on the Ethereum Mainnet.

Administration of the Dividend Election Alternative

Commencing with the March Record Date the Company will, determine the dollar value of dividends to be paid on Common Shares owned by each Electing Participant, net of any expenses and applicable withholding taxes, and an equivalent value of Tether Gold Tokens will be delivered to the Electing Participant's wallet.

Applicable withholding taxes will be paid by the Company to Computershare, the Company's transfer agent, which will report and remit such withholdings.

The equivalent value of Tether Gold Tokens will be calculated by dividing the dollar value of dividends to be paid on Common Shares owned by each Electing Participant, net of any expenses and applicable withholding taxes, by the daily per ounce LBMA Gold Price (PM) in United States dollars as quoted by the London Bullion Market Association for refined gold for the last trading day immediately prior to the Record Date. The Corporation holds the Tether Gold Tokens that will be delivered to Electing Participants though an institutional account with Anchorage Digital Bank N.A. ("Anchorage"). If additional information is required to deliver Tether Gold Tokens to any Electing Participant, the Corporation may require the Electing Shareholder to provide such information to facilitate delivery thereof.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

Please see the Election Form attached as a Schedule to this news release. For a more detailed description of the Dividend Election Alternative, please see the Dividend Election Document, available at https://elementalroyalty.com/investors/dividend/.

For further information contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal,	investor@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

Phone: +1 (604) 688-6390

TSX.V: ELE | NASDAQ: ELE | ISIN: CA28620K1066 | CUSIP: 28620K

About Elemental Royalty Corporation.

Elemental is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental trades on the TSX Venture Exchange and on NASDAQ under the ticker Symbol "ELE".

Forward-Looking Statements

This news release contains certain "forward-looking statements" and certain "forward-looking information" as defined under applicable United States and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof). Forward-looking statements and information include, but are not limited to, the timing of the payment of the first dividend; the timing of delivery of Tether Gold Tokens to Electing Participants; the ability of shareholders to meet all of the eligibility criteria for the Dividend Redistribution Alternative; the timing for delivering an Election; the ability of Registered Shareholders to satisfy the criteria to make an Election in a timely manner in respect of the First Dividend; the ability of the Tether Gold Tokens to be delivered pursuant to applicable law and the process for delivery of the Tether Gold Tokens; the price of Tether Gold Tokens will be purchased; the timing and amount of any future dividends; Elemental's ongoing ability to pay dividends; the determination of the board of directors of Elemental to declare future dividends; eligibility to participate in the Dividend Election Alternative and the ability of shareholders to meet the eligibility criteria for the Dividend Election Alternative; the ongoing offering of the Dividend Election Alternative to Registered Shareholders; the qualification of any future dividend as an 'eligible dividend' for Canadian income tax purposes; and other statements that are not statements of fact. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby (and in particular, may cause Elemental's expectations regarding declarations of future dividends to be materially different), and are developed based on assumptions about such risks, uncertainties and other factors, including but not limited to: the impact of general business and economic conditions; the absence of control over the mining operations from which Elemental will receive royalties; risks related to international operations, government relations and environmental regulation; the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices, including but not limited to, fluctuations in the price of gold backing the Tether Gold Tokens; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; commodity price fluctuations; currency fluctuations; fluctuations, transaction activity, market volatility, reduced liquidity or disruptions in digital asset markets and trading platforms; regulatory restrictions, including environmental regulatory restrictions; cybersecurity threats, security breaches and hacks; liability, competition, loss of key employees; compliance with applicable law; the risks set out in the Election Form (attached as a Schedule to this news release) and other related risks and uncertainties.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2024, the Dividend Election Document and, once filed, the annual information form of Elemental for the year ended December 31, 2025. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Neither the TSX-V, its Regulation Service Provider (as that term is defined in the policies of the TSX-V), or the Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

ELECTION FORM

DIVIDEND ELECTION FORM AND DIRECTION TO DEPOSIT
TETHER GOLD XAU₮ TOKENS
("ELECTION FORM")

TO: Elemental Royalty Corporation (the "Corporation")

The undersigned is a registered institutional holder ("Registered Shareholder") of common shares in the capital of the Corporation (the "Common Shares") and wishes to participate in the Dividend Election Alternative as set out in the press release of the Corporation dated March 20, 2026 (the "Press Release") to which this Election Form is attached, as well as the document entitled "Elemental Royalty Corporation - Dividend Election For Tether Gold XAU₮ Tokens" which is available on the Corporation's website (the "Dividend Alternative Document"). In furtherance of the foregoing, the undersigned hereby elects, and directs, that all dividends paid by the Corporation to the undersigned on the Common Shares, net of any expenses and applicable withholding taxes, be delivered in Tether Gold XAU₮ tokens (the "Tether Gold Tokens") on behalf of the Registered Shareholder, with the number of Tether Gold Tokens to be delivered to an eligible Registered Shareholder in respect of a Record Date (i.e., the record date on which a dividend is declared payable by the Corporation to holders of Common Shares of record) to be calculated based on the aggregate amount of the dividends (net of any expenses and applicable withholding taxes) payable in cash to such Electing Participant, divided by the daily per ounce LBMA Gold Price (PM) in United States dollars as quoted by the London Bullion Market Association for refined gold for the last trading day immediately prior the Record Date (the "Tether Gold Price"). The applicable number of Tether Gold Tokens to which the undersigned is entitled in respect of a Record Date (including fractional entitlements) are hereby directed to be delivered to the digital wallet of the undersigned as follows:

Custodian and Digital Wallet Details (Note: must be on the Ethereum Mainnet blockchain and must provide the necessary support for holding XAUT (which should be confirmed with the wallet provider)):

The undersigned must properly complete and sign this Election Form and return it the Corporation at the address set out below by no later than three (3) Business Days before the next following Record Date for a dividend, failing which the undersigned will receive its dividends for such Record Date in cash (subject to applicable withholding taxes) until the subsequent Record Date (unless the undersigned has terminated its election prior thereto, as set out below).

The undersigned represents, warrants, certifies, acknowledges and agrees to and with the Corporation as follows:

  the undersigned has read and understands the Press Release to which this Election Form is attached and the Dividend Alternative Document;

  commissions, brokerage charges and other costs and fees charged by any administrator or custodian of the undersigned will be the responsibility of the undersigned;

  the undersigned is a resident of the jurisdiction set out in the "Address" line of the signature block to this Election Form, being a jurisdiction where Tether Gold Tokens may be lawfully issued, distributed and delivered to the undersigned, and the undersigned will advise the Corporation forthwith in writing of any change thereof and, in connection with the foregoing, the Corporation may require that the undersigned provide a legal opinion or other evidence thereof that is satisfactory in form and substance to the Corporation;

  the within election is subject to applicable laws of the jurisdiction where the undersigned resides and laws which may restrict the ability of the undersigned to make an election and/or receive Tether Gold Tokens, including anti-money laundering or anti-terrorist legislation or economic sanctions legislation, regulation or guideline,  may restrict or limit the ability of the undersigned to make the within election and/or receive Tether Gold Tokens and the determination as to whether the participation by the undersigned in the Dividend Election Alternative will or may be legally permissible will be made by the Corporation, in its sole discretion;

Elemental Royalty Corporation | www.elementalroyalty.com

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  if the undersigned is resident in any jurisdiction where Tether Gold Tokens may not be lawfully delivered, or otherwise does not meet the criteria to participate in the Dividend Election Alternative as set out in the Press Release and the Dividend Alternative Document, the within election will be null and void and the undersigned will receive its dividends solely in cash;

  the within election to receive Tether Gold Tokens will not relieve the undersigned of any income taxes applicable to the undersigned's dividends;

  the Corporation has no liability for any tax or other consequence to the undersigned incurred, directly or indirectly, in connection with the undersigned's decision to remove their Common Shares from a depository position or, if they wish to terminate their participation in the Dividend Election Alternative, moving their Common Shares from a registered position into a position with a depository;

  the Corporation shall not be liable for any act done by it in good faith or for any good faith omission to act including, without limiting the generality of the foregoing, the Corporation shall not have any liability or responsibility for, and the undersigned shall not have any recourse against or to the Corporation in connection with, (i) the Tether Gold Price, (ii) any aspect of the records maintained by any other administrator that may assist the Corporation in fulfilling its obligations to the undersigned, (iii) any diminution if value of the Tether Gold Tokens before or after delivery to the undersigned, or (iv) any failure of an Electing Participant to access the Tether Gold Tokens delivered to the wallet identified on its Election Form;

  the Corporation cannot assure a gain or protect against loss as a result of the undersigned's acquisition of Tether Gold Tokens and the within election by the undersigned to receive Tether Gold Tokens is at the sole risk of the undersigned, and no recourse whatsoever shall be had by the undersigned against or to the Corporation in connection therewith;

  the Corporation is not providing any advice or an opinion on whether or not an acquisition in Tether Gold Tokens is suitable for the undersigned. An acquisition of Tether Gold Tokens carries risk of complete or partial loss of value and the undersigned has consulted with their own investment, legal, and tax advisors and received independent advice about the risks of owning Tether Gold Tokens;

  the undersigned may terminate the within election by providing written notice thereof to the Corporation at the address set out in the Press Release or by such other method communicated by the Corporation which, (i) if received by the Corporation at least three (3) Business Days prior to the next Record Date, will have effect beginning with the dividend to be made by the Corporation with respect to such Record Date and thereafter, dividends to the undersigned will be in cash, or (ii) if not received by the Corporation at least three (3) Business Days before the next Record Date, then the termination of the within election will be effective in respect of the Record Date following the next Payment Date;

  the Corporation reserves the right to at any time and from time to time, in each case in the Corporation's sole discretion to: suspend or terminate the undersigned's within election or the Dividend Election Alternative;  adopt additional requirements to facilitate the administration of the Dividend Election Alternative; amend or modify the manner in which the within election is implemented; or modify, alter, amend or otherwise change the Dividend Election Alternative;

  there are risks associated with the undersigned participating in the Dividend Election Alternative which should be given careful consideration by the undersigned when evaluating whether to participate therein. These risk factors could materially affect, or result in a diminution or complete loss of, the value of a Registered Shareholder's Tether Gold Tokens. There are also additional risks or uncertainties that the Corporation does not have any knowledge of or are currently deemed as immaterial, which could also materially adversely affect, or result in a diminution or complete loss of, the value of a Registered Shareholder's Tether Gold Tokens. These risks include risks relating to the following: conflicts of interest among the Corporation and their shareholder, Tether Investments S.A. de C.V., and/or its affiliates; implementation of the Dividend Election Alternative relies heavily on third parties over which the Corporation has no control or direction; Tether Gold Tokens may trade at a premium or discount to the value of the physical gold they are intended to represent, including during periods of market volatility, reduced liquidity, or disruptions in digital asset trading platforms; ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Corporation to continue to offer the Dividend Election Alternative, and any such change could be substantial and adverse to the Dividend Election Alternative; governments in various jurisdictions may, in the future, restrict or prohibit the acquisition, use or redemption of digital assets, and/or may also take regulatory action that may increase the cost and/or subject digital assets to additional regulation; Tether Gold Tokens are subject to cybersecurity threats, security breaches and hacks, and ownership and control of Tether Gold Tokens will depend on a holder's ability to securely maintain the private keys, passphrases, or other security credentials associated with the digital wallet in which the Tether Gold Tokens are held; an active or liquid market in Tether Gold Tokens may not develop or be sustained, and Tether Gold Tokens may experience significant fluctuations in liquidity across different trading venues, and certain platforms may suspend or restrict trading due to technical issues, regulatory actions, cybersecurity incidents, or operational failures; and digital assets including Tether Gold Tokens are not subject to the insurance protections of the Federal Deposit Insurance Corporation (FDIC), the Securities Investor Protection Corporation (SIPC) or any other deposit or similar insurance.  The undersigned expressly acknowledges and agrees to the above and other risks related to the Dividend Election Alternative, and those set out in the Dividend Alternative Document.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

It is understood that the Corporation may require evidence to verify the foregoing and/or the undersigned's within election.

DATED this ____ day of _________________, 20___.

)
(Signature of Registered Holder of Common Shares, to be the same as the shareholder's name appears on register of shareholders of the Corporation)
)

)
Witness
)

)

)
Name of Registered Holder of Common Shares
)

Address Phone Number Email

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

Number of Common Shares (for purposes of the Dividend Election Alternative):
Certificate Number and/or DRS Identifier:

The signature(s) of the Registered Shareholder above must correspond with the name(s) as written on the register of shareholders of the Corporation, in every particular, without alteration or enlargement, or any change whatsoever. All shareholders or a legally authorized representative must sign this form. The Corporation reserves the right to require the signature(s) of the Registered Shareholder above to be signature or Medallion guaranteed.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com